For Immediate Release

NORSAT GRANTED FINAL ACCEPTANCE with NATO’s NCI Agency FOR DUAL KU AND X BAND PORTABLE SATELLITE TERMINALS

Vancouver, British Columbia – August 1, 2012 -- Norsat International Inc. (Norsat) (TSX: NII and OTC BB: NSATF), a leading provider of innovative communications solutions, announces that it has recently met the stringent in-field testing criteria of the NATO Communications and Information (NCI) Agency (established on July 1st, by the merger of 5 NATO agencies, including the NATO C3 Agency) and has been granted Final Acceptance for their custom-designed dual Ku and X Band portable satellite terminals.  Norsat won the $1.3 million contract to provide satellite based communications equipment and services for the NCI Agency in August 2011, and has designed portable satellite terminals that are customized to meet their specifications.

Norsat’s Dual-Band Auto-acquisition Rapid-deployable Terminals (DART+) are now an integral part of the NCI Agency program and have been deployed in active combat areas since January 2012. The terminals are used to provide data, voice and telecommunications to and from behind the lines areas, and will enable NATO’s NCI Agency to establish communications anywhere regardless of infrastructure availability or environmental conditions.

Norsat’s President and CEO, Dr. Amiee Chan, stated “We were pleased to win the contract to work with NATO’s NCI Agency last year, and achieving Final Acceptance for the DART+ obviously marks a significant milestone for the project.  Norsat worked exclusively with NATO to design and develop the innovative DART+ product, which now meets the challenging requirements of the NCI Agency.  The end result is a fit for purpose terminal, which is currently used to provide valuable communications in theatre.”

The Norsat DART+ product is also available for other NATO member countries looking for an easy to deploy portable communications solution that delivers video, voice, and data connectivity anywhere on the planet. For complete specifications on the DART+, and other GLOBETrekkerTM ultra-portable terminals click here visit or contact Norsat at +1 604 821 2800.

About the NATO Communications and Information Agency (“NCI Agency”)

As a NATO institution, the Agency's mission is to enable NATO’s success.  The NCI Agency is responsible for delivering cutting-edge technology in support of NATO's missions and decision making.  The NCI Agency’s primary customers are NATO's operations command (Allied Command Operations) and the command responsible for transforming NATO to meet new threats and challenges (Alliance Command Transformation).  The NCI Agency offers:

•	advanced scientific, engineering and acquisition expertise; and
•	the ability to rapidly deliver advanced capabilities and expertise in support of NATO's missions, where and when necessary.

About Norsat International Inc.

Founded in 1977, Norsat International Inc. is a leading provider of innovative communication solutions that enable the transmission of data, audio and video for challenging applications and environments. Norsat's products and services include leading-edge product design and development, production, distribution and infield support and service of portable ground station satellite terminals, antennas, Radio Frequency (RF) conditioning products, microwave components, maritime based satellite terminals and remote network connectivity solutions. Additionally, through its Norsat Power Solutions Division, Norsat is a provider of power conversion and energy storage solutions for the communications, transportation and resource sectors.  More information is available at www.norsat.com, via email at investor@norsat.com or by phone at 1-604-821-2808.

For further investor information, contact:

Dr. Amiee Chan	Mr. Arthur Chin
President & CEO	Chief Financial Officer
Tel: 604 821-2808	Tel: 604 821-2809
Email: achan@norsat.com	Email: achin@norsat.com